Exhibit 1

For Immediate Release

VUANCE REBRANDS AS SUPERCOM AND BROADENS ITS ACTIVITY
INTO THE NATIONAL E-ID, ELECTRONIC MONITORING AND
HEALTHCARE MARKETS

Herzliya, Israel, March 14, 2013 – SuperCom Ltd (formerly Vuance), a leading provider of e-ID and electronic monitoring solutions, announced that it has changed its corporate name from Vuance to SuperCom. Supercom is Vuance’s former name and still holds strong brand value as a leader in national e-ID and RFID.

In conjunction with its name change, SuperCom will change its ticker from VUNCF to SPCBF at the end of the trading day of March 14, 2013.

In addition, SuperCom goal is to initiate the required actions in order to re-list its shares on the NASDAQ capital market in the future.

The Company has broadened its activities. It is now providing solutions for the national electronic-ID market, electronic monitoring for law enforcement, and homecare and healthcare markets, using its proprietary RFID and Mobile technology platform.

SuperCom has also embarked on a new investor relations program designed to increase following from international investors and transparency to the financial markets.

“I am proud to re-launch the new Supercom. The year 2012 was a fantastic turnaround year for us,” commented Arie Trabelsi, CEO of Supercom. As we move through 2013, and we begin to increasingly realize our potential, we have upgraded our outreach and investor relation activities. Our aim is to better realize the true value of our company by increasing our transparency and communication levels with our existing shareholders and new investors. In addition, we have decided to streamline ourselves and we have brought some new and highly experienced executives and Markets experts to support our broadening activity focused on the e-ID market, electronic monitoring, homecare and healthcare.”

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional & digital identity solutions, providing advanced safety, identification and security products and solutions, to Governments, private and public organizations throughout the world.  SuperCom has been inspiring governments and national agencies, to design and issue secured Multi-ID documents and robust digital identity solutions to its citizen and visitors, using SuperCom e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services.  SuperCom features a unique all-in-one field-proven RFID & mobile technology and products, accompanied with advanced complementary services for the healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, building and access automation and more.

SuperCom website is http://www.supercom.com

Corporate relations Contacts:
Taly Gudovich
Tel: 972-9-889-0850
taly@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green CCG Investor Relations Tel: 1 646 201 9246 supercom@ccgisrael.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.